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                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

                           For the month of July 2003
                      Commission File Number:    001-14148
                                              ------------
               __________________________________________________

                      CANWEST GLOBAL COMMUNICATIONS CORP.
                (Translation of registrant's name into English)
               __________________________________________________

                                 3100 TD Centre
                               201 Portage Avenue
                              Winnipeg, Manitoba,
                                 Canada R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F                              Form 40-F        T
                    ------------                              ------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________.

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                No        T
                     -------------                      ---------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                EXPLANATORY NOTE
                                ----------------

     CanWest Global Communications Corp. (the "Company") hereby amends its Foreign Private Issuer Report on Form 6-K (originally filed on May 12, 2003) to replace the CanWest Global Communications Corp. Interim Report to Shareholders for the Six Months ending February 28, 2003 attached thereto as Exhibit 1 with the revised CanWest Global Communications Corp. Interim Report to Shareholders for the Six Months ended February 28, 2003 attached hereto as Exhibit 1. In addition, CanWest Global Communications Corp. is filing the revised CanWest Global Communications Corp. Interim Report to Shareholders for the Three Months ended November 30, 2002 attached hereto as Exhibit 2.



                                 EXHIBIT INDEX
                                 -------------



Exhibit
Number      Description
------      -----------

1           Interim Report to the Shareholders For the Six Months Ended
            February 28, 2003.

2           Interim Report to the Shareholders For the Three Months Ended
            November 30, 2002
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              CANWEST GLOBAL COMMUNICATIONS CORP.



Date: July 1, 2003            By: /s/ JOHN E. MAGUIRE
                                  ------------------------------
                                  John E. Maguire
                                  Vice President, Finance and
                                  Chief Financial Officer



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